                                 [Insert Logo]

                                 50 Spring Road
                          Carlisle, Pennsylvania 17013

                                                                    May 30, 1996

Dear Fellow Stockholder:

     I am pleased to inform you that Masland Corporation ("Masland") has entered into an agreement with Lear Corporation ("Lear"), pursuant to which a wholly-owned subsidiary of Lear has commenced a tender offer today to purchase all of the outstanding common stock of Masland for $26 per share in cash. Under the agreement, the tender offer will be followed by a merger in which any remaining shares of common stock will be acquired for $26 per share in cash, or any higher price paid per share pursuant to the tender offer, and Masland will then become a wholly-owned subsidiary of Lear.

     Your Board of Directors believes the Lear offer is fair and in the best interest of Masland stockholders. The Lear offer to purchase all outstanding common shares for $26 represents a significant premium over the historical trading price of the shares.

     The Board of Directors has unanimously determined that the tender offer and the merger are fair to, and in the best interests of, the Masland stockholders, has unanimously approved the offer and the merger, and recommends that stockholders accept the offer and tender their shares pursuant to it. In addition to the benefits of this transaction to our stockholders, for all of the reasons set forth in the enclosed Schedule 14D-9, we believe that the combination will greatly benefit the 3,100 Masland associates, and enable Masland, as a division of Lear, to continue its outstanding performance.

     In connection with the transaction, two fellow officers and I have agreed to tender all of our shares to Lear and have granted a proxy over our shares to approve the merger.

     Enclosed are Lear's Offer to Purchase, Letter of Transmittal, and other related documents. These documents set forth the terms and conditions of the tender offer. In determining to approve the merger agreement and the transactions contemplated by it, your Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9, which has been filed by the Company with the Securities and Exchange Commission. Among other things, the Board considered the opinion of Goldman, Sachs & Co. to the effect that, as of May 23, 1996, the consideration for each share of common stock to be received by the stockholders pursuant to the tender offer and in the merger is fair to such stockholders. A copy of Goldman, Sachs' written opinion, which sets forth the procedures followed, the factors considered and the assumptions made by Goldman, Sachs is attached to Schedule 14D-9 as Exhibit 11. The Schedule 14D-9 and Lear's Offer to Purchase describe in more detail the reasons for the Board's conclusions and contain other important information regarding the tender offer. The Board urges you to consider this information carefully.

     Masland's Board of Directors, management and associates thank you sincerely for your loyal support.

                                          On Behalf of the Board of Directors,

                                          Sincerely,

                                          [Paste Up Signature]

                                          William J. Branch,
                                          Chairman of the Board

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- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              MASLAND CORPORATION
                           (Name of Subject Company)

                              MASLAND CORPORATION
                      (Name of Person(s) Filing Statement)

                             ---------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  574806 10 5
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               DANIEL R. PERKINS
                CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY
                              MASLAND CORPORATION
                                 50 SPRING ROAD
                               CARLISLE, PA 17013
                                 (717) 249-1866
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             ---------------------

                                    Copy to:
                             PETER O. CLAUSS, ESQ.
                       CLARK, LADNER, FORTENBAUGH & YOUNG
                        ONE COMMERCE SQUARE, 22ND FLOOR
                             PHILADELPHIA, PA 19103
                                 (215) 241-1876

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Masland Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 50 Spring Road, Carlisle, PA 17013. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $.01 per share including the associated rights (the "Rights" and together with the Common Stock, the "Shares") to purchase Series A Junior Participating Preferred Stock, par value $.01 per share of the Company (or other securities) issued pursuant to the Rights Agreement, dated as of November 16, 1995, as amended, between the Company and Mellon Securities Trust Company, as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer being made by Lear Corporation, a Delaware corporation ("Lear") and PA Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of Lear ("Buyer"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 30, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The principal executive offices of Lear and Buyer are located at 21557 Telegraph Road, Southfield, MI 48034.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 23, 1996 (the "Merger Agreement"), by and among the Company, Lear, and Buyer. Certain terms of the Merger Agreement are described below in Item 3(b)(2).

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, arrangements or understandings between the Company and certain of its directors and executive officers are described in the sections entitled "Executive Compensation" (including the Summary Compensation Tables), "Grant of Stock Options," "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values Table" (which includes Directors' Compensation and Plans or Arrangements Relating to Employment Termination or a Change in Control), "Executive Deferred Compensation Plan" and "Compensation Committee Interlocks and Insider Participation" in the Company's proxy statement for its 1995 Annual Meeting of Shareholders (the "1995 Proxy Statement"). Copies of the above sections of the 1995 Proxy Statement are filed as Exhibit 1 hereto. Since the mailing of the 1995 Proxy Statement, the employment and change of control agreements described therein with Dr. Frank J. Preston have been replaced and superseded by a new employment agreement, and a termination, consulting and non-compete agreement with William J. Branch was executed, but the agreements with Dr. Preston and Mr. Branch will only become effective upon consummation of the Offer pursuant to the Merger Agreement. A change of control termination agreement has also been executed with another executive officer, Daniel R. Perkins. Copies of these agreements are filed as Exhibits 2, 3 and 4 hereto and are incorporated herein by reference.

     The agreement with Mr. Branch provides for his termination of employment and consulting fees substantially less than his current compensation provided by the Company in exchange for a two-year non-compete clause relating to the current business of the Company. The employment agreement with Dr. Preston will have an initial term of four years, effective upon consummation of the Offer, is automatically renewed for one additional year on the second anniversary of that date, and each anniversary thereafter and provides for compensation and incentive arrangements commensurate with the current arrangements provided to him by the Company and contains a limited non-compete clause. In addition, Dr. Preston's employment agreement provides that, upon consummation of the Merger, Dr. Preston's options to purchase 90,000 shares of the Common Stock, which will be converted into options to purchase Lear Common Stock, will become vested and exercisable. His agreement also provides that, upon termination by him for good cause, or by the Company without cause, Dr. Preston will receive his full base salary to the end of the term of the employment agreement. If the employment agreement is terminated for cause (as defined in the agreement), Dr. Preston is entitled to receive unpaid salary and benefits, if any, accrued through the effective date of his termination. The agreement with Mr. Perkins provides a severance benefit upon a termination of employment within the two years following the change of control equal to one year's base salary and a three-year average of incentive bonuses earned by him, all payable in a lump sum.

     (b)(2) In connection with the Offer, (i) the Company has entered into the Merger Agreement dated as of May 23, 1996 with Lear and Buyer and (ii) three executive officers of the Company (William J. Branch, Larry W. Owen and Darrell
F. Sallee) each of whom owns more than 25,000 Shares, have entered into a Stockholders Agreement, dated as of May 23, 1996 (the "Stockholders Agreement"), with Lear and the Buyer. Summaries of the Merger Agreement and the Stockholder Agreement are set forth below. Copies of such agreements are filed herewith as Exhibits 5 and 6, respectively, and the following summaries are qualified in their entirety by reference to the text of such agreements, which are incorporated herein by reference.

     THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as Exhibit 5 to this Statement. Such summary is qualified in its entirety by reference to the Merger Agreement and to the more detailed summary contained in the Schedule 14D-1 filed contemporaneously herewith by Lear and Buyer.

     The Offer. The Merger Agreement provides for the terms, conditions and procedures of the Offer. The obligation of Buyer to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the conditions described in Exhibit A to the Merger Agreement and the other conditions described below. Lear and the Buyer have agreed that no modification to the Offer may be made, without the Company's prior consent, that changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer, or that imposes conditions to the Offer in addition to the Minimum Condition (as defined below), and those conditions described below and in Exhibit A to the Merger Agreement. In addition, without the Company's consent, Lear and Buyer have agreed not to amend or waive satisfaction of the Minimum Condition and may not extend the expiration date of the Offer (except as required by applicable law and except that Lear may extend the expiration date of the Offer for up to ten business days after the initial expiration date or for longer periods in the event that any condition to the Offer is not satisfied or earlier waived).

     Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Buyer shall not be required to accept for payment or pay for any Shares, and may amend or terminate the Offer, if (i) prior to the Expiration Date (a) less than that number of Shares which, together with the Shares then owned by Lear and the Buyer, represents at least a majority of the outstanding Shares on a fully diluted basis, has been validly tendered pursuant to the Offer and not withdrawn (the "Minimum Condition"), or (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") shall not have expired or been terminated, or (c) certain financial institutions which are parties to a Credit Agreement with Lear dated as of August 17, 1995, as amended (the "Credit Agreement") shall have failed to have granted Lear a waiver (the "Credit Agreement Waiver") under the Credit Agreement permitting consummation of the Offer and the Merger, or (ii) at any time on or after May 30, 1996 and prior to the acceptance for payment of, or payment for the Shares, any of the conditions described in Exhibit A to the Merger Agreement shall have occurred. The Buyer may waive any of these conditions described in Exhibit A, including the Minimum Condition (but as to the Minimum Condition only with the Company's consent).

     Recommendation. The Board of Directors has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company stockholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously resolved to recommend acceptance of the Offer and approval of the Merger Agreement and the Merger by Company stockholders. This recommendation of the Board of Directors may be withdrawn or modified by the Board if advised by counsel that such withdrawal or modification is required by the Board's fiduciary duties. Although such a withdrawal or modification will not constitute a breach of the Merger Agreement, it may require payment of the Termination Fee (as defined below).

     The Merger. The Merger Agreement provides, under the terms and subject to the conditions thereof, that at the time at which the Company and the Buyer file evidence of the Merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the General Corporation Law of Delaware ("Delaware Law") in connection with the Merger, Buyer shall be merged with and into the Company in accordance with Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Buyer will cease and the Company will be the Surviving Corporation.

     At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company, or owned by the Company, Buyer, Lear, or any other subsidiary of Lear, the Buyer or the Company, shall be cancelled, and no payment shall be made with respect thereto; (ii) each share of common stock of Buyer then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above (and except for those shares that have not been voted in favor of the Merger and for which an appraisal has been demanded in accordance with Delaware Law), be converted into the right to receive $26.00 or any higher price that may be paid pursuant to the Offer, in cash, without interest.

     The Merger Agreement provides that, at the Effective Time, the Restated Certificate of Incorporation of Company will be the Certificate of Incorporation of the Surviving Corporation, except that Articles Seven (c) and (h) thereof shall have been deleted, Article Seven (d) concerning vacancies on the Board of Directors shall have been amended and Article Four thereof shall have been amended to provide changes in the authorized capitalization of the Company.

     Agreements of Lear and the Company. The Merger Agreement provides that effective upon purchase and payment for any Shares by Buyer, Buyer shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board), on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Buyer (including Shares accepted by it for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause the Buyer's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. However, prior to the Effective Time of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Lear or the Buyer or waiver of the Company's rights thereunder, shall require the concurrence of a majority of the Company directors then in office who were also directors on the date of the Merger Agreement and who voted to approve the Merger Agreement.

     Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders ("Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless a vote of stockholders by the Company is not required by Delaware Law.

     The Merger Agreement provides that the Company, if required by applicable law or if otherwise deemed advisable by Lear, will promptly prepare and file with the Securities and Exchange Commission ("Commission") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement"). The Company has agreed, subject to the fiduciary duties of its Board of Directors as advised by counsel, to solicit the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. Lear has agreed to vote and to cause each of its Subsidiaries (including, without limitation, the Buyer) to vote all Shares then owned by Lear (and each of its Subsidiaries) in favor of adoption of the Merger Agreement.

     The Company has agreed that, prior to the Effective Time or until such time as Lear designees constitute a majority of the Company's Board of Directors, the Company will not adopt or propose any change in its Certificate of Incorporation or Bylaws. In addition, the Company has agreed, among other things, that, prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries (each a "Subsidiary"), except as approved by Lear, to (a) merge or consolidate with any other Person (other than a Subsidiary) or, except for acquisitions of inventory, machinery, supplies and similar assets in the ordinary course of business, acquire a material amount of assets of any other Person (other than a Subsidiary); (b) sell, lease, license or otherwise dispose of any material assets or property to any Person (other than a Subsidiary) except (i) pursuant to contracts or commitments executed as of the date of the Merger Agreement or (ii) in the ordinary course consistent with past practice;
(c) agree or commit to do any of the foregoing; (d) (i) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; or (e) make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a tax refund, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment or take or omit to take any other action, if any such action or omission would have a material effect on the liabilities of the Company or any Subsidiary.

     Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination thereof, the Company and the Subsidiaries will not, and their respective officers, directors, employees or other agents will not, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) subject to the fiduciary duties of the Board of Directors as advised by counsel, (x) grant any waiver under or agree to any material amendment of any confidentiality agreement or standstill provision or agreement to which the Company or any Subsidiary is a party in effect on the date of the Merger Agreement or (y) engage in negotiations with, or disclose any non-public information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, any Person that may be considering making, or has made, an Acquisition Proposal (as defined below) or (2) agree to endorse an Acquisition Proposal. The Company has agreed to promptly notify Lear after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Person that may be considering making, or has made, an Acquisition Proposal and keep Lear reasonably informed of the status and details of any such Acquisition Proposal or request, unless the Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines in good faith that non-disclosure of the identity of the person making such Acquisition Proposal and of the terms and conditions thereof would be necessary for such Board of Directors to comply with its fiduciary duties to its stockholders. However, nothing contained therein shall prohibit the Board of Directors from furnishing information to, or entering into discussions or negotiations with, any party that makes an unsolicited, written, bona fide Acquisition Proposal or, after payment of the Termination Fee (as described below), endorsing such an Acquisition Proposal, if and only to the extent that
(A) the Board of Directors, after consulting with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors to comply with its fiduciary duties to its stockholders under applicable law, and (B) prior to taking such action, the Company shall have received from such Person an executed Confidentiality Agreement on terms no less favorable to the Company than the Lear Confidentiality Agreement (but excluding the standstill provisions thereof).

     "Acquisition Proposal", generally means any business combination involving the Company or its domestic subsidiaries; any sale or transfer of 20% or more of the aggregate assets of the Company and its Subsidiaries; any tender offer for 20% or more of the outstanding shares of the Company; or any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the transactions contemplated by the Merger Agreement.

     Lear, Buyer and the Company have each agreed that for six years after the Effective Time, Lear will cause the Surviving Corporation to maintain in effect provisions relating to the rights of indemnification of the present officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time, to the extent provided under the Company's Certificate of Incorporation in effect on the date of the

Merger Agreement, subject to any limitation imposed from time to time under applicable law. In addition, Lear has agreed that for six years after the Effective Time, Lear will provide, pursuant to a policy maintained by it, or will cause the Surviving Corporation to use its best efforts to provide, officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. Lear will not be obligated to cause the Surviving Corporation to pay premiums per annum in excess of 300% of the amount the Company paid in its last full fiscal year, but in such case Lear will purchase as much coverage as possible for such amount.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning its business, compliance with law, litigation, employee benefit plans, taxes, environmental compliance and other matters, most of which are qualified as only those which would result in a material adverse change to the Company. Lear and the Buyer have also made certain representations and warranties, including with respect to (i) due incorporation, existence, good standing, corporate power and authority or qualifications of Lear and the Buyer; (ii) the authorization, execution, and delivery of the Merger Agreement and the consummation of transactions contemplated thereby, and the validity and enforceability thereof and (iii) assuming that the Creditor Agreement Amendment Condition is satisfied, Lear has or will have, prior to the expiration of the Offer, sufficient funds available to purchase all of the Shares outstanding on a fully diluted basis pursuant to the Offer and the Merger Agreement and to pay all related fees and expenses.

     Conditions to Certain Obligations. The obligations of the Company, Lear and Buyer to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Delaware Law, the adoption by the stockholders of the Company of the Merger Agreement in accordance with such law; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or terminated and any approvals under any applicable foreign antitrust laws shall have been granted; (iii) no provision of any applicable law or regulation and no judgment, ruling, injunction, order or decree shall prohibit the consummation of the Merger; (iv) all actions by or in respect of or filings with any governmental body, agency, official, or authority required to permit the consummation of the Merger shall have been obtained; and (v) the purchase by Lear or Buyer of all of the Shares validly tendered and not withdrawn pursuant to the Offer (however, this condition (vi) will be deemed satisfied if the Offer shall have been terminated without the purchase of such Shares pursuant to the Offer and all of the conditions to the Offer set forth in Exhibit A were satisfied upon the expiration of the Offer).

     Stock Options. Each Stock Option and Warrant to acquire Common Stock (a "Company Stock Option") issued under the Company's 1991 Stock Purchase and Option Plan, whether or not then exercisable and whether or not then vested, at the election of the option holder, shall be either cancelled or assumed and converted by Lear. If cancelled, each holder will receive a cash amount equal to the number of shares subject to the Company Stock Option times the excess, if any, of the $26.00 per share over the exercise price per share under the Company Stock Option. If assumed, each Option shall be amended to be exercisable into Lear Common Stock (a "Substitute Option") in such a manner that the excess aggregate value of each Option following the substitution and assumption shall be the same as the excess aggregate value of such outstanding Option before the substitution and assumption. The Substitute Option shall not confer any additional rights upon the Optionee and shall be subject to substantially all of the other terms and conditions of the original Option except in the case of an Optionee whose employment is terminated, other than for cause, within one year following the Effective Time of the Merger, for whom the exercise period of the vested Substitute Option will be extended to a period of two years. All Options issued under the Company's Non-Employee Directors Stock Option Plan will be cancelled in the manner provided above. All Options issued under the Company's 1993 Stock Option Incentive Plan shall be assumed and converted into Substitute Options in the manner provided above.

     Termination. The Merger Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the stockholders of the Company, for any of the following reasons among others, (i) by the mutual written consent of the

Company and Lear; (ii) by either the Company or Lear, if (A) the Offer expires or is terminated or withdrawn pursuant to its terms, or (B) the Merger has not been consummated by October 31, 1996; (C) if Lear or Buyer (in the case of termination by the Company), or the Company (in the case of termination by Lear or Buyer) shall have breached in any material respect any of its obligations under the Merger Agreement or (in the case of termination by the Company) the Offer; (D) if any judgment, ruling, injunction, order or decree preventing consummation of the Merger is entered and such judgment, ruling, injunction, order or decree shall become final and nonappealable; (iii) by the Company if the Board of Directors of the Company has withdrawn its recommendations as permitted by the Merger Agreement; or (iv) by Lear if the Board of Directors of the Company has withdrawn or modified (in a manner adverse to Lear) its approval or recommendation of the Offer or the Merger, or shall have recommended or accepted any Acquisition Proposal, or has failed within ten business days following a request from Lear to reaffirm its approval or recommendation of the Offer or the Merger, or if any entity other than Lear or Buyer shall have become the beneficial owner of more than 20% of the outstanding shares of the Company. However, with respect to a termination under (iv), if the Board of Directors withdrew or modified its approval or recommendation or failed to reaffirm such approval or recommendation upon the advice of independent legal counsel and determined in good faith that such was necessary for the Board of Directors to comply with its fiduciary duties to stockholders, then the termination may be no earlier than the later of (i) the close of business immediately preceding the then scheduled termination date of the Offer or (ii) ten days following such modification or withdrawal, and shall then only be terminated if the Board of Directors has failed to reinstate its affirmative recommendation or approval of the Offer or the Merger within such period of time. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of the Company, Lear or the Buyer other than obligations of Lear under certain provisions of the Merger Agreement with respect to the treatment of confidential non-public information concerning the Company and its Subsidiaries, and obligations of the Company under certain provisions of the Merger Agreement to pay certain fees to Lear (as described below).

     Fees and Expenses. The Company has agreed in the Merger Agreement that if an Acquisition Proposal is received prior to termination of the Merger Agreement, (other than though a termination described above under subsections
(iii) and (iv)) and the Company shall have entered into an agreement with respect to, approved, recommended, or taken any affirmative action to facilitate, an Acquisition proposal or any transaction constituting an Acquisition Proposal is consummated at any time during the nine months after such termination of the Merger Agreement, the Company will pay to Lear a fee equal to $10,000,000 in cash (the "Termination Fee"). An Acquisition Proposal shall have the same meaning as described above. The Termination Fee shall also be payable to Lear if, among other events, the Board of Directors of the Company has withdrawn or modified, in a manner adverse to Lear, its approval or recommendation of the Offer or the Merger in such a manner that it shall constitute an event whereby the Company may terminate the Merger Agreement as described under subsection (iii) above in the preceding paragraph or whereby Lear may terminate the Merger Agreement, as described under subsection (iv) above in the preceding paragraph.

     Except as described in the preceding paragraph, the Merger Agreement provides that the Company, Lear and Buyer shall each bear all expenses incurred by it in connection with the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereby.

     Amendments and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, and (i) in the case of an amendment, by the Company, Lear and the Buyer or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. After the approval of the Merger Agreement by the stockholders of the Company, no such amendment shall alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any other terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of the shares of capital stock of the Company, or (iii) any term of the Certificate of Incorporation of the Company without the further approval of such stockholders.

     THE STOCKHOLDERS AGREEMENT

     The following is a brief summary of the Stockholders Agreement. A copy of the Stockholders Agreement is filed as Exhibit 6 hereto. This summary is qualified in its entirety by reference to the Stockholders Agreement, and by the more detailed summary contained in the Schedule 14D-1 filed by Lear and the Buyer.

     The Stockholder Tender. Pursuant to the Stockholders Agreement, each of the three Stockholders (each a "Stockholder") has agreed to tender to Buyer at the Buyer's request all of the Shares referred to in the agreement and any additional Shares acquired by the Stockholder (whether by purchase or otherwise) after the date of the Stockholders Agreement (the "Stockholder Shares") at the purchase price paid per share by Buyer pursuant to the Offer.

     Expiration of the Stockholder Tender. The Stockholder Tender will expire upon the termination of the Merger Agreement. Once the Merger Agreement is terminated, or if the Offer is terminated without the purchase of Shares thereunder, or if the Minimum Condition is not satisfied (other than by waiver) upon termination of the Offer, all Shares tendered by the Stockholders under the Offer pursuant to the Stockholders Agreement will be returned within two business days to such Stockholders.

     Grant of Proxy. Under the Stockholders Agreement, each Stockholder has granted a proxy appointing Lear as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters relating to the Merger and the Offer (and not to business operational matters) as Lear or its proxy or substitute shall, in Lear's sole discretion, deem proper with respect to the Stockholder Shares. The Proxy, among other things, also appoints Lear to vote against certain actions, transactions or changes involving the Company which are intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. The Proxy will be revoked upon termination of the Stockholders Agreement in accordance with its terms.

     THE AMENDMENT TO THE RIGHTS AGREEMENT

     Amendment to the Rights Agreement. The Rights Agreement dated November 16, 1995, between the Company and Mellon Securities Trust Company, as Rights Agent (the "Rights Agreement"), provides for one Right for each outstanding share of Common Stock. On May 23, 1996, the Company amended the Rights Agreement, pursuant to the terms of the Rights Agreement and the authority granted by the Company's Board of Directors at its special meeting held earlier that day, so that (i) the Rights Agreement shall not be applicable to the purchase of the Shares pursuant to the Offer or the Merger or the consummation of the other transactions contemplated by the Merger Agreement and (ii) none of Lear, the Buyer or any of their subsidiaries will be deemed to be an "Acquiring Person" (as defined in the Rights Agreement) by reason of the transactions contemplated in the Merger Agreement, including, but not limited to, the Stockholders Agreement. If the Rights Agreement had not been so amended and if the Offer, the Merger Agreement or the Stockholders Agreement, or any of the other transactions contemplated under the Merger Agreement, had resulted in Lear or the Buyer being deemed an "Acquiring Person" (as defined in the Rights Agreement), a distribution to the Company's stockholders (other than Lear and the Buyer) of Rights certificates separate from the Common Stock might have been effected pursuant to the Rights Agreement. The Rights Agreement, as amended, continues in full force and effect. A copy of the Amendment to the Rights Agreement is filed herewith as Exhibit 7, and the preceding summary is qualified in its entirety by reference to the text of such Amendment, which is incorporated herein by reference.

     INFORMATION STATEMENT

     Certain information pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder is required to be contained in an Information Statement as it relates to the right of Buyer to designate a certain number of directors to the Company's Board of Directors under the Merger Agreement. Such Information Statement will be provided in accordance with Exchange Act and such Rule.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     For the past several years, management and the Company's Board of Directors have been cognizant of the significant consolidation that has been occurring within the automotive supplier industry. The Company is and has been aware that those larger entities that emerge from the consolidations may acquire substantial competitive advantages and cost savings through vertical integration, improved access to capital, greater resources to engineer and market their products, and the ability to spread costs of new products and research and development over a wider product and customer base.

     In 1993, as a result of an internal review of strategic alternatives to enhance stockholder value and respond to developments in the Company's industry, and to develop one or more of the strategic alternatives, the Company retained Goldman, Sachs & Co. ("Goldman Sachs") as one of its financial advisors, and authorized Goldman Sachs to conduct a survey (the "Survey") to ascertain and evaluate the level and nature of the interest of a number of parties that might have an interest in acquiring the Company. As a result of the Survey, Goldman Sachs contacted 24 parties, including Lear, concerning a possible acquisition of the Company. Of the parties contacted by Goldman Sachs, only one visited the Company's headquarters and met with the Company's management. None of the parties contacted was interested in acquiring the Company for a price at or above the then indicated potential registration filing range for the Company's initial public offering of $15 to $17 per share. In October 1993, the Company's public offering was concluded at a price of $17 per share.

     During the summer of 1995, the Company entered into an agreement with another party (the "Other Party") whereby each agreed, among other things, not to acquire the other, solicit any stockholder of the other, or seek, alone or in concert with others, control over the management or policies of the other (the "Other Party Standstill Agreement"). Subsequently, in late 1995, the Company and the Other Party entered into discussions concerning possible business ventures or transactions that might be of strategic interest to both parties. These discussions primarily concerned a minority investment in the Company by the Other Party. Pursuant to those discussions, the companies entered into a confidentiality agreement dated January 17, 1996 (the "Other Party Confidentiality Agreement") wherein each of them agreed that they would exchange proprietary information which would be maintained in confidence and which reaffirmed the Other Party Standstill Agreement. Under the protection of the Other Party Standstill Agreement and the Other Party Confidentiality Agreement, these discussions evolved into negotiations concerning a possible transaction, in which Goldman Sachs and the Other Party's investment and financial advisor (the "Other Financial Advisor") participated.

     In mid-December 1995, William J. Branch, Chairman of the Company, received a telephone call from Kenneth L. Way, Chairman of Lear, suggesting that they meet to discuss a contribution by the Company to an automotive industry group. At their first meeting in Harrisburg, Pennsylvania on January 18, 1996, Mr. Way expressed a preliminary interest in finding a way for the companies to work together and invited Mr. Branch to visit Lear's headquarters and Research & Development Center in Southfield, Michigan. Several weeks later, in mid-February, Mr. Way called to express a preliminary interest in acquiring the Company. On March 1, 1996, Mr. Branch visited Lear's headquarters wherein Mr. Way and Mr. Vandenberghe, Lear's CFO, reiterated their preliminary interest in the Company and gave Mr. Branch a tour of Lear's facility. In order to move forward, the Company and Lear entered into a confidentiality and standstill agreement (the "Lear Confidentiality Agreement") pursuant to which Lear was furnished confidential proprietary and non-public information concerning the Company and filed as Exhibit 8. The terms of the Lear Confidentiality Agreement were substantially identical to the terms of the Other Party Confidentiality Agreement and the Other Party Standstill Agreement. On March 21, 1996, Mr. Branch and Dr. Preston met with Mr. Way and Mr. Stebbins, Lear's Treasurer. At the meeting they discussed the consolidation of the automotive industry and possible opportunities for the Company and Lear in the event of a combination of the two companies. Several days after the meeting, Mr. Way called Mr. Branch to reiterate Lear's desire to acquire the Company and indicated a willingness to offer $20 to $22 per Share in cash. On the following day, Mr. Branch called Mr. Way to state that the Lear Proposal was inadequate, but that the meetings could continue if Lear wished to learn more about the Company and had flexibility regarding price and other considerations.

     In March 1996, during a meeting of the Board of Directors, one of the Company's directors mentioned that a director of a competitor of the Company (the "Competitor") wanted to discuss a possible merger of their businesses. Telephone calls were exchanged between the director of the Competitor and Mr. Branch, followed by a dinner meeting in New York in which Dr. Preston and the CEO of the Competitor also participated. At this meeting, they discussed the possibility of a merger, and the industry's likely reception of such a combination. Following a report of the meeting, the Board of Directors decided to terminate discussions, primarily because it believed that any acquisition proposal by the Competitor could be incompatible with the expectations of the Company's major customers and could engender significant Hart-Scott-Rodino clearance problems.

     On April 4, 1996, Dr. Preston and Mr. Perkins, the Company's CFO, met with five Lear executives in Novi, Michigan, to discuss business forecasts and potential synergies that might accrue from a merger. On Wednesday, April 17, 1996, Mr. Way called Mr. Branch with a revised preliminary proposal of $22 to $24 per Share. On Thursday, April 18, 1996, Mr. Branch called Mr. Way to say that his proposal was still inadequate, but that Masland would work with its advisors over the coming weekend to define the structure of a potential transaction that might be acceptable to Masland's Board. On Thursday and Friday, April 18 and 19, 1996, Mr. Branch spoke with each director individually to apprise him of the progress with Lear and to solicit advice. By midday on Friday, April 19, 1996, there was a clear consensus that the discussions and negotiations with Lear should continue. The price remained the primary unresolved issue until early May, 1996, when Lear indicated it was prepared to consider paying, initially $25.00 per Share, and after further discussion with the Company, $25.50 per Share, subject to mutual agreement on other terms and satisfactory completion of a due diligence review of the Company (the "Lear Proposal").

     Lear indicated that in order to move forward it needed an Agreement to Negotiate Exclusively (the "No Solicitation Agreement") and this was entered into between the Company and Lear on May 2, 1996. Under the terms of the No Solicitation Agreement, the Company agreed to negotiate exclusively with Lear with respect to an acquisition transaction and to not knowingly encourage, invite, initiate or solicit inquiries from any other party with respect to an acquisition transaction until the earlier of the execution between the Company and Lear of a Merger Agreement or May 24, 1996 (the date on which the No Solicitation Agreement expired). However, nothing in the No Solicitation Agreement prohibited the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any other party making an unsolicited proposal for an acquisition transaction provided that (i) the Board of Directors, after consultation with and based upon advice of independent legal counsel, determined in good faith that such action was necessary for the Board of Directors to comply with its fiduciary duties to stockholders under applicable law and (ii) prior to taking any such action, the Company received from such other party an executed confidentiality and standstill agreement on terms no less favorable to the Company than the Lear Confidentiality Agreement. It was further provided in the No Solicitation Agreement that, in the event of any such unsolicited proposal for an acquisition transaction, the Company would promptly notify Lear of such communication, the identity of the person proposing such an acquisition transaction and the terms and conditions thereof, unless disclosure of such identity, terms and conditions would violate the terms of any confidentiality agreement existing on that date by which the Company was bound.

     During May 1996, the Other Party informed the Company that it was prepared to continue discussions with the Company. However, because of the existence of the No Solicitation Agreement, the Company advised the Other Party that it was unable to hold such discussions and previously scheduled meetings were postponed or cancelled. On May 14, 1996, the Other Party indicated to the Company that it was prepared to immediately commence negotiation of a transaction in which all of the Company's shareholders would be offered a package of cash and equity securities of which the cash component alone would represent a significant premium over the price at which the Shares had recently traded. The Company advised the Other Party that it was not in a position to enter into such negotiations. Pursuant to the provisions of the No Solicitation Agreement, the Company informed Lear on May 15, 1996, that it had received what it believed was a competing offer but did not disclose the identity of the Other Party or the terms of its preliminary indication of interest because of the Other Party Confidentiality Agreement. Subsequently, following advice of independent counsel, the Company referred the Other Party to Goldman Sachs and instructed Goldman

Sachs to seek clarification of the proposal, but not to enter into negotiations concerning the proposal. Promptly thereafter, the Other Party communicated further details of its proposal to Goldman Sachs through the Other Financial Advisor. Later on May 15, the Other Party, through the Other Financial Advisor, advised Goldman Sachs that in the proposed transaction the stockholders of the Company would receive a significant amount of cash for each of their Shares plus an interest in the common equity of the combined operations of the Company and certain operations of the Other Party (the "Recapitalization Proposal"). Goldman Sachs was also advised that the Other Party would need to be joined by other outside financial equity investors. The Other Financial Advisor indicated that the Other Party was engaged in discussions with third parties concerning financing for the proposed transaction.

     Because the Recapitalization Proposal had not yet been fully discussed with the Other Party or certain of their representatives, and because there remained aspects of the Recapitalization Proposal which were less than certain, the Board of Directors reached a good-faith determination at a special telephonic meeting on May 18, 1996, that it would be prudent to obtain more complete information regarding the Recapitalization Proposal and to authorize discussions towards that end, including whether or not the Recapitalization Proposal represented the Other Party's final and best offer, and instructed Goldman Sachs to proceed with discussions with the Other Party. Goldman Sachs then contacted the Other Financial Advisor and advised it that the Other Party should submit its best and final offer, and should particularly focus on overall value, cash and certainty. On May 22, 1996, the Other Financial Advisor reaffirmed that the Recapitalization Proposal reflected the best value and highest amount of cash it was prepared to make. Other Financial Advisor further advised Goldman Sachs that the Other Party believed it could have bank financing commitments, equity subscriptions and a highly confident letter regarding subordinated debt financing within the next two to three weeks. The Other Financial Advisor also informed Goldman Sachs of the price it believed the outside equity investors would pay in cash for the equivalent equity interest in the combined entity to be received in respect of each outstanding Share.

     Early on May 23, 1996, the Board of Directors of the Company convened at a special meeting in Boston, and reviewed with their advisors, including representatives of Goldman Sachs who were present at the meeting, the alternatives available to them. Partly because the Recapitalization Proposal was a combination of cash and equity, partly because of concerns with the valuation attributed to the equity portion of the Recapitalization Proposal, and partly because the Board of Directors believed the Other Party might require a significantly longer time to obtain adequate financing for the Recapitalization Proposal, the Board of Directors determined that the Lear Proposal was superior. The Board of Directors, however, directed Mr. Branch to contact Mr. Way in advance of the meeting of the Lear Board of Directors in New York in an attempt to negotiate an increase in the all-cash per share price in the Lear Proposal. By the end of the day, Lear increased its all-cash offer to $26 per share. After receiving communication of this increase, the Board of Directors of the Company unanimously approved the Lear Proposal.

     At the special meeting on May 23, 1996, the Board of Directors of the Company unanimously (a) adopted a resolution intended to provide that the limitations of Section 203 of the Delaware Law would not apply to the Lear Proposal, (b) adopted an amendment to the Company's Rights Agreement, dated as of November 16, 1995, with Mellon Securities Trust Company, as Rights Agent, to provide that the Offer and the Merger would not trigger the events described in that Rights Agreement, (c) approved and authorized the Offer and the Merger Agreement, and acknowledged the execution by three stockholders of the Company of the Stockholders Agreement, (d) determined that the aggregate consideration to be received by the Company's stockholders pursuant to the Offer and the Merger Agreement is fair to those stockholders and in their best interests, (e) authorized the issuance of a joint press release, and (f) authorized the taking of any other necessary actions, including the filing of this Schedule 14D-9. A joint press release announcing the Offer and related transactions and the Company's letter to its stockholders are filed as Exhibits 9 and 10, respectively.

     The Board of Directors of the Company has unanimously (i) determined that the Offer and the Merger are fair to and in the best interests of the Company stockholders, and (ii) approved the Offer and the Merger, and recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

     The reasons for the Board of Directors' determinations and recommendations were based upon many factors, including the following:

          (i) The Board believed, after considering presentations by Goldman Sachs and other information, that values comparable to the total acquisition price to be paid by Lear would be difficult to achieve under current market conditions through possible alternatives to a sale of the Company, including leveraged strategic alliances with another party or parties or a continuation of the Company as an autonomous, publicly-owned entity or a corporate restructuring, such as the Recapitalization Proposal.

          (ii) The total acquisition price to be paid by Lear compared to trading multiples of comparable companies and to recent comparable acquisition multiples, and the fact that such price is higher than the highest price at which the Shares have traded.

          (iii) The Board's belief that Lear's proposal was superior to the Recapitalization Proposal in that, among other things, it had a substantially higher cash value, had significantly less financing risk, could be effected substantially faster, and did not involve uncertainty with respect to a stub equity interest, including liquidity and valuation uncertainties.

          (iv) The price of $26.00 per Share to be paid pursuant to the Offer and in the Merger represents a premium of approximately 6% over $24.50, the closing price of the Shares on the NASDAQ National Market on the last trading day before the Company's public announcement on May 24, 1996 (prior to the opening of trading), that it had executed the Merger Agreement. The price of $26.00 per Share to be paid pursuant to the Offer and in the Merger represents premiums of approximately 36% and 60%, respectively, over the weighted average price of the Shares on the NASDAQ National Market during the three months and one year preceding the public announcement on May 24, 1996.

          (v) The Board received the oral opinion of Goldman Sachs, which was subsequently confirmed by its written opinion in the form of Exhibit 11 hereto, that as of May 23, 1996 the price to be received by the stockholders pursuant to the transactions contemplated by the Offer and the Merger Agreement is fair to such stockholders. A copy of Goldman Sachs' written opinion, which sets forth the procedures followed, the factors considered and the assumptions made by Goldman Sachs, is attached to this Statement and filed as Exhibit 11, and the Company's stockholders are urged to read that opinion in its entirety.

          (vi) The Merger Agreement permits the Board (A) in response to unsolicited inquiries or proposals, if required by its fiduciary duties based on the advice of legal counsel, to furnish information to, and participate in discussions and negotiations with, third parties relating to an Acquisition Proposal involving the Company, and (B) to withdraw its recommendation and terminate the Merger Agreement if required by its fiduciary duties based upon the advice of legal counsel.

          (vii) Neither the Company nor any stockholder has granted any option to Lear to purchase any Shares other than the agreement of three officers to tender pursuant to the Stockholder Agreement which represents in the aggregate approximately 1.7% of the Company's total issued and outstanding Shares; in certain instances where the Board of Directors may find it necessary to withdraw their recommendations of the Offer and the Merger, the effect may be to extend the tender period pursuant to the Offer; the amount of the Termination Fee, and the fact that a termination of the Merger Agreement or entering into another Acquisition Proposal does not require the payment of Lear's expenses in connection with the Offer.

          (viii) The Offer, the Merger and the purchase of Shares are not subject to any financing contingency other than the Credit Agreement Waiver; in the Merger Agreement Lear has undertaken to use its best efforts to obtain such waiver; and Lear has represented to the Company that it believes it will receive such waiver, as a result of which it will have all funds necessary to complete the Offer, the Merger, and the acquisition of Shares pursuant to the Offer and the Merger Agreement.

          (ix) Lear and the Company negotiated the Merger Agreement on an arms-length basis; and

          (x) Lear is a substantial Fortune 500 Company believed to be the world's largest independent supplier of automotive interior systems and one of the largest independent automotive suppliers in North America and the world, which should offer the best opportunity for growth and security for the Company's associates and insure continued excellence in servicing its customers.

In making the determinations described above, the Board also considered the following:

          (a) The timing of the transactions and the premiums currently being obtained for corporations engaged in similar businesses;

          (b) Information with respect to the business, properties, management, financial condition, results of operations, and prospects of the Company, as well as the likelihood of achieving those prospects, and the going concern value of the Company (as reflected in part by the Company's historical and projected operating results);

          (c) The likelihood that the proposed acquisition will be consummated (although the acquisition remains subject to the conditions to the Offer and the Merger), including the experience, reputation, and financial condition of Lear and the risks to the Company if the acquisition is not consummated;

          (d) The financial aspects of the Merger Agreement, including the proposed terms, timing, and structure for the acquisition and the nature, adequacy, and fairness of the consideration offered;

          (e) General economic conditions, particularly in the automotive supply business, which is very cyclical and may now be approaching the end of the current upward cycle, and the business, marketing, and competitive consequences of the proposed acquisition to the Company, including its effects on corporate constituencies;

          (f) The impact of the proposed acquisition on the Company's stockholders and on the general, intermediate and long-term prospects, interests, and objectives of the Company;

          (g) The legal, social, economic, and other effects of the proposed acquisition on the Company's customers, employees, and suppliers and on the communities in which the Company operates;

          (h) Presentations to the Board by Goldman Sachs, which included its valuation analyses of the Company;

          (i) The terms and conditions of the Merger Agreement, including the absence of any financing contingency other than the waiver of Lear's lenders under its $1.475 billion credit facility;

          (j) The Board's view, after consultation with Goldman Sachs, regarding the likelihood of other viable buyers on terms as favorable as those in the Offer and the Merger; and

          (k) The trading history of the Shares, as well as similar information for other comparable companies.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to its letter agreement dated April 25, 1996 with the Company, Goldman Sachs is entitled to a transaction fee of approximately 0.875% of the aggregate consideration (as defined in the letter agreement) paid in connection with the Offer and the Merger (including amounts paid to holders of options, warrants and convertible securities, plus the principal amount of all indebtedness for borrowed money) (less any amounts previously paid by the Company in connection with the Company's retention of Goldman Sachs), which shall become payable upon the purchase of 50% or more of the Shares. The Company has also agreed to reimburse Goldman Sachs for certain out-of-pocket expenses, including fees of its counsel. In addition, the Company has agreed to indemnify and hold harmless Goldman Sachs and its affiliates and their respective directors, officers, employees and controlling persons against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of or in connection with its engagement.

     Goldman Sachs has from time to time provided financial advisory services for the Company and has received fees for the rendering of these services, including having acted as managing underwriter of the initial public offering of Shares in October 1993.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the receipt of stock option grants, no transactions in the Common Stock of the Company have been effected in the past 60 days by the Company or any affiliate or subsidiary of the Company, or, to the best knowledge of the Company, any executive officer or director of the Company.

     (b) To the best knowledge of the Company, it has no reason to believe that any of the Company's executive officers, directors, affiliates and subsidiaries do not intend to tender their Shares pursuant to the Offer, except to the extent that the tender of such Shares would subject such persons to liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934. Reference is also made to the Stockholders Agreement referred to in Item 3(b)(2).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) The Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization of the Company. The Company is precluded from continuing its prior dividend policy under the terms of the Merger Agreement, except for the regular quarterly dividend of $.05 per share declared at the Board of Director's Meeting on May 9, 1996, and payable on June 7, 1996 to holders of record on May 24, 1996.

     (b) Except as set forth in Item 3(b) and Item 4 herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit  1       --   Pages 6-10 of the Company's Proxy Statement, dated October 10, 1995, for its 1995 Annual Meeting of Stockholders.
Exhibit  2       --   Employment Agreement, dated May 29, 1996, between Lear, the Company and Dr.
                      Frank J. Preston.
Exhibit  3       --   Agreement, dated May 29, 1996, between the Company and Daniel R. Perkins.
Exhibit  4       --   Termination, Consulting and Noncompete Agreement, dated May 29, 1996, between Lear, the Company and William J. Branch.
Exhibit  5       --   Agreement and Plan of Merger, dated as of May 23, 1996, between Lear
                      Corporation, PA Acquisition Corp., and Masland Corporation.
Exhibit  6       --   Stockholders Agreement, dated as of May 23, 1996, between Lear Corporation,
                      PA Acquisition Corp., William J. Branch, Larry W. Owen and Darrell F.
                      Sallee.
Exhibit  7       --   Amendment, dated May 23, 1996, to the Rights Agreement between the Company and Mellon Securities Trust Company, as Rights Agent, dated as of November
                      16, 1995.
Exhibit  8       --   Confidentiality and Standstill Agreement, dated March 14, 1996, between and among the Company, and its subsidiaries, and Lear Corporation, and the subsidiaries.
Exhibit  9       --   Press Release issued on May 24, 1996.
Exhibit 10*      --   Letter to Stockholders of the Company, dated May 30, 1996.
Exhibit 11*      --   Letter from Goldman, Sachs & Co., dated May 23, 1996.

- ---------------
* Included in the materials sent to Company shareholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MASLAND CORPORATION

                                          By:       /s/ DANIEL R. PERKINS

                                          --------------------------------------
                                                      Daniel R. Perkins
                                                   Chief Financial Officer,
                                                   Treasurer and Secretary

May 30, 1996

                               INDEX TO EXHIBITS

                                                                                          SEQUENTIALLY
   EXHIBIT                                                                                  NUMBERED
     NO.                                         DESCRIPTION                                 PAGES
- --------------         ----------------------------------------------------------------   ------------
Exhibit 99.1     --    Pages 6-10 of the Company's Proxy Statement, dated October 10,
                       1995, for its 1995 Annual Meeting of Stockholders.
Exhibit 99.2     --    Employment Agreement, dated May 29, 1996, between Lear, the
                       Company and Dr. Frank J. Preston.
Exhibit 99.3     --    Agreement, dated May 29, 1996, between the Company and Daniel R.
                       Perkins.
Exhibit 99.4     --    Termination, Consulting and Noncompete Agreement, dated May 29,
                       1996, between Lear, the Company and William J. Branch.
Exhibit 99.5     --    Agreement and Plan of Merger, dated as of May 23, 1996, between
                       Lear Corporation, PA Acquisition Corp., and Masland Corporation.
Exhibit 99.6     --    Stockholders Agreement, dated as of May 23, 1996, between Lear
                       Corporation, PA Acquisition Corp., William J. Branch, Larry W.
                       Owen and Darrell F. Sallee.
Exhibit 99.7     --    Amendment, dated May 23, 1996, to the Rights Agreement between the Company and Mellon Securities Trust Company, as Rights
                       Agent, dated as of November 16, 1995.
Exhibit 99.8     --    Confidentiality and Standstill Agreement, dated March 14, 1996, between and among the Company, and its subsidiaries, and Lear
                       Corporation, and the subsidiaries.
Exhibit 99.9     --    Press Release issued on May 24, 1996.
Exhibit 99.10*   --    Letter to Stockholders of the Company, dated May 30, 1996.
Exhibit 99.11*   --    Letter from Goldman, Sachs & Co., dated May 23, 1996.
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* Included in the materials sent to Company shareholders.